Exhibit 99.1

Ferrari N.V.

Interim Report
For the three and six months ended June 30, 2016
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Directors

Sergio Marchionne
Piero Ferrari
Delphine Arnault
Louis C. Camilleri
Giuseppina Capaldo
Eduardo H. Cue
Sergio Duca
John Elkann
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant (formerly named FE New N.V.) following completion of the Separation and to the registrant's predecessor (formerly named New Business Netherlands N.V.), prior to completion of the Separation. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one of them, as the context may require. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as described in the “Note on Presentation” section.

Therefore, the interim condensed consolidated financial statements at and for the six months ended June 30, 2016 (the “Interim Condensed Consolidated Financial Statements” or "Semi-Annual Consolidated Financial Statements") included in this interim report (the “Interim Report” or "Semi-Annual Report") refer to Ferrari N.V., together with its subsidiaries.

INTRODUCTION

The Interim Condensed Consolidated Financial Statements at and for the six months ended June 30, 2016 included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements for the year ended December 31, 2015 (the “Annual Consolidated Financial Statements”), except as otherwise stated in the “New standards and amendments effective from January 1, 2016” section in the notes to the Interim Condensed Consolidated Financial Statements.

The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Interim Report may not add due to rounding.

The financial data in the Results of Operations section is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Interim Report is unaudited.

NOTE ON PRESENTATION

Basis of Preparation of the Interim Condensed Consolidated Financial Statements

As explained in Note 1 to the Interim Condensed Consolidated Financial Statements, on October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA (the “Separation”). The Separation occurred through a series of transactions including (i) an intra-group restructuring that resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) the initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii), which are defined in Note 1 of the Interim Condensed Consolidated Financial Statements as the “Restructuring”, were completed in October 2015 and have been accounted for in the Interim Condensed Consolidated Financial Statements as though they had occurred effective January 1, 2015. The initial public offering of our common shares was completed on October 21, 2015 when our shares were admitted to listing on the New York Stock Exchange, as a result of which FCA had 80 percent ownership. The remaining steps of the Separation were completed between January 1 and January 3, 2016, through two consecutive demergers followed by a merger under Dutch law. As part of the Separation, a new entity, FE New N.V., was created. Pursuant to the demergers the shares in Ferrari N.V. held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation, Ferrari N.V. was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

This interim report refers to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ million, except per share data)
Net revenues	811	766	1,486	1,387
EBIT	146	122	267	218
Profit before taxes	141	114	253	212
Net profit	97	76	175	141
Net profit attributable to:
Owners of the parent	97	75	175	140
Non-controlling interests	—	1	—	1
Basic and diluted earnings per common share (in Euro) (1)	0.52	0.40	0.93	0.74
Dividend paid per common share (in Euro)	—	—	—	—
Distribution paid per common share (in Euro) (2)	0.46	—	0.46	—
_____________________________

(1)	See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.
(2) Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €87 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Consolidated Statement of Financial Position Data

	At June 30,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	585	183
Deposits in FCA Group cash management pools (1)	—	139
Assets held for sale (2)	494	—
Total assets	4,321	3,875
Debt	2,483	2,260
Liabilities held for sale (2)	16	—
Total equity/(deficit)	110	(19)
Equity/(deficit) attributable to owners of the parent	106	(25)
Non-controlling interests	4	6
Share capital (3)	3	4
Common shares issued (in thousands of shares) (3)	188,923	188,923
_____________________________
(1) Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation on January 3, 2016, these arrangements were terminated and we manage our liquidity and treasury function on a standalone basis.
(2) Following the signing of a memorandum of understanding on May 2, 2016 between Ferrari Financial Services S.p.A. (“FFS S.p.A.”), an indirectly owned subsidiary of Ferrari N.V., and FCA Bank S.p.A. (“FCAB”) for FCAB to acquire a majority stake in Ferrari Financial Services Gmbh ("FFS Gmbh") (formerly known as Ferrari Financial Services AG or FFS AG), a wholly owned subsidiary of FFS S.p.A., the assets and liabilities of FFS Gmbh have been presented as held for sale. The completion of the transaction is expected in 2016. See Note 20 “Assets and liabilities held for sale” to the Interim Condensed Consolidated Financial Statements for additional details.
(3) The number of common shares issued retrospectively reflects the issuance of common shares (net of treasury shares), all with a nominal value of €0.01, as if the Separation had occurred on January 1, 2015. See Note 21 “Equity” to the Interim Condensed Consolidated Financial Statements for additional details of share capital and common shares issued.

Other Statistical Information
Shipments

(Number of cars and % of total cars)	For the three months ended June 30,				For the six months ended June 30,
	2016	%	2015	%	2016	%	2015	%
EMEA
UK	245	11.1%	246	11.9%	464	11.3%	456	12.3%
Germany	154	7.0%	122	5.9%	314	7.7%	214	5.8%
Italy	108	4.9%	88	4.3%	197	4.8%	139	3.8%
Switzerland	85	3.8%	83	4.0%	166	4.1%	155	4.2%
France	73	3.3%	71	3.4%	151	3.7%	129	3.5%
Middle East (1)	77	3.5%	47	2.3%	206	5.0%	185	5.0%
Rest of EMEA (2)	211	9.5%	176	8.5%	405	9.9%	320	8.7%
Total EMEA	953	43.1%	833	40.3%	1,903	46.5%	1,598	43.3%
Americas (3)	774	35.0%	772	37.6%	1,297	31.7%	1,287	34.8%
Greater China (4)	160	7.2%	127	6.2%	316	7.7%	261	7.1%
Rest of APAC (5)	327	14.7%	327	15.9%	580	14.1%	548	14.8%
Total	2,214	100.0%	2,059	100.0%	4,096	100.0%	3,694	100.0%
_____________________________
(1)    Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)     Rest of EMEA includes Africa and the other European markets not separately identified.
(3)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)    Greater China includes China, Hong Kong and Taiwan.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Average number of employees for the period	3,077	2,942	3,063	2,922
Takata airbag inflator recalls

On May 4, 2016, the United States National Highway Traffic Safety Administration (“NHTSA”) published an amendment (the “Amendment”) to the November 3, 2015 Takata Consent Order regarding Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”), expanding the scope of a prior recall under the Takata Consent Order. The recall is industry wide and replacement parts are limited as Takata is the single supplier.
In compliance with the Amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a defect information report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators, including those sold by Takata to Ferrari, defective.
Ferrari is not aware of any confirmed incidents, warranty claims or consumer complaints relating to such airbag inflators mounted in its cars or that the airbag inflators are not performing as designed. Ferrari was not impacted by the previous Takata

Consent Order. However, as a result of the Amendment issued by NHTSA and the DIR issued by Takata, Ferrari has initiated a global recall relating to certain cars produced between 2008 and 2011.
In relation to such recall, Ferrari recognized €10 million within cost of sales as warranty and recall campaigns provision for the estimated charges for Takata airbag inflator recalls due to uncertainty of recoverability of the costs from Takata.
Ferrari is currently performing testing to substantiate whether a defect exists that presents an unreasonable risk to safety. Sufficient information is not currently available to conclude that additional recalls are probable for cars produced after 2011. Due to the nature and current status of the assessments, it is not practicable to provide an estimate of the potential financial effects should the recall campaign be extended to cars produced beyond 2011. As additional information, data and analysis becomes available and Ferrari continues discussions with regulators, Ferrari’s assessment could change or the recall could be expanded, which could result in future obligations that have not been recognized at the date of this Interim Report. Any liability for future recalls would be recognized in the period in which a recall becomes probable and the related costs can be measured with sufficient reliability.
Due to the significant scope and industry-wide nature of the Takata recall and the supply constraints of Takata, the charges for Takata airbag inflator recalls are considered to be “significant in nature but expected to incur infrequently” and therefore Ferrari has excluded these charges in the calculation of Adjusted EBITDA, Adjusted EBIT and Adjusted Net Profit.

Forward-Looking Statements
This report, and in particular the section entitled “Outlook”, contains forward-looking statements. These are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain information included in this presentation, including, without limitation, any forecasts included herein, is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.

Ferrari’s business includes luxury performance sports cars, brand and Formula 1 racing activities. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially. These factors include, without limitation:

The ability to preserve and enhance the value of the Ferrari brand; the ability to keep up with advances in high performance car technology and to make appealing designs for our new models; the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities; increases in costs, disruptions of supply or shortages of components and raw materials; our low volume strategy; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand in the automobile industry, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products; the ability to successfully carry out the growth strategy and, particularly, the ability to grow the Ferrari presence in emerging market countries; competition in the luxury automobile industry; the performance of the dealer network on which Ferrari depends for sales and services; disruption at the manufacturing facilities in Maranello and Modena; the ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks; the performance of the licensees for Ferrari-branded products; the ability to protect the Ferrari intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; labor relations and collective bargaining agreements; and exchange rate fluctuations, interest rate changes, credit risk and other market risks.

Any of the assumptions underlying this presentation or any of the circumstances or data mentioned in this presentation may change. Any forward-looking statements contained in this presentation speak only as of the date of this presentation. We expressly disclaim a duty to provide updates to any forward-looking statements. Ferrari does not assume and expressly disclaims any liability in connection with any inaccuracies in any of these forward-looking statements or in connection with any use by any third party of such forward-looking statements. This presentation does not represent investment advice or a recommendation for the purchase or sale of financial products and/or of any kind of financial services. Finally, this presentation does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended, nor does it represent a similar solicitation as contemplated by the laws in any other country or state.

Additional unaudited information supplementing this section is available from the “Investors” area of the Ferrari website (www.ferrari.com).

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2016 and 2015, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items, which may obscure underlying performance and impair comparability of results between periods.

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ million)
Net profit	97	76	175	141
Income tax expense	44	38	78	71
Net financial expenses	5	8	14	6
Amortization and depreciation	61	70	118	130
EBITDA	207	192	385	348
Expenses incurred in relation to the IPO	—	2	—	6
Charges for Takata airbag inflator recalls	10	—	10	—
Adjusted EBITDA	217	194	395	354
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three and six months ended June 30, 2016 and 2015.

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ million)
EBIT	146	122	267	218
Expenses incurred in relation to the IPO	—	2	—	6
Charges for Takata airbag inflator recalls	10	—	10	—
Adjusted EBIT	156	124	277	224

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the three and six months ended June 30, 2016 and 2015.

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ million)		(€ million)
Net profit	97	76	175	141
Expenses incurred in relation to the IPO (net of tax effect)	—	2	—	4
Charges for Takata airbag inflator recalls (net of tax effect)	7	—	7	—
Adjusted Net Profit	104	78	182	145
Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and six months ended June 30, 2016 and 2015.

		For the three months ended June 30,		For the six months ended June 30,
		2016	2015	2016	2015
Profit attributable to owners of the Company	€ million	97	75	175	140
Expenses incurred in relation to the IPO (net of tax effect)	€ million	—	2	—	4
Charges for Takata airbag inflator recalls (net of tax effect)	€ million	7	—	7	—
Adjusted profit attributable to owners of the Company	€ million	104	77	182	144
Weighted average number of common shares	thousand	188,923	188,923	188,923	188,923
Adjusted basic and diluted earnings per common share		€0.55	0.41	0.96	0.76

Net Debt and Net Industrial Debt

Net Industrial Debt, defined as Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2016 and December 31, 2015.

	At June 30,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	585	183
Deposits in FCA Group cash management pools	—	139
Financial liabilities with FCA Group	—	(3)
Financial liabilities with third parties	(2,483)	(2,257)
Net Debt	(1,898)	(1,938)
Funded portion of the self-liquidating financial receivables portfolio	1,135	1,141
Net Industrial Debt	(763)	(797)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2016 and 2015.

	For the six months ended June 30,
	2016	2015
	(€ million)
Cash flows from operating activities	316	416
Cash flows used in investing activities	(157)	(152)
Free Cash Flow	159	264
Change in the self-liquidating financial receivables portfolio	14	60
Free Cash Flow from Industrial Activities	173	324

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis. For example, if a U.S. entity with a U.S. Dollar functional currency recorded net revenues of $100 million for the three months ended June 30, 2016 and 2015, we would have reported €88.6 million in net revenues (using the three months ended June 30, 2016 average exchange rate of 1.1292) or a €1.9 million decrease over the €90.5 million reported for the three months ended June 30, 2015 (using the three months ended June 30, 2015 average exchange rate of 1.1053). The constant currency presentation would translate the three months ended June 30, 2016 net revenues using the three months ended June 30, 2015 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged period-on-period. The six months ended June 30, 2016 average exchange rate of 1.1159 and the six months ended June 30, 2015 average exchange rate of 1.1155 were substantially unchanged.

Results of Operations
Three months ended June 30, 2016 compared to three months ended June 30, 2015
The following is a discussion of the results of operations for the three months ended June 30, 2016 compared to the three months ended June 30, 2015. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the three months ended June 30,
	2016	Percentage of net revenues	2015	Percentage of net revenues
	(€ million, except percentages)
Net revenues	811	100.0%	766	100.0%
Cost of sales	422	51.9%	416	54.3%
Selling, general and administrative costs	94	11.6%	87	11.4%
Research and development costs	147	18.1%	137	17.9%
Other expenses, net	2	0.4%	4	0.5%
EBIT	146	18.0%	122	15.9%
Net financial expenses	(5)	(0.6)%	(8)	(1.0)%
Profit before taxes	141	17.4%	114	14.9%
Income tax expense	44	5.3%	38	5.0%
Net profit	97	12.1%	76	9.9%

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cars and spare parts (1)	589	72.7%	579	75.6%	10	1.8%
Engines (2)	71	8.7%	57	7.4%	14	23.7%
Sponsorship, commercial and brand (3)	117	14.4%	103	13.4%	14	13.7%
Other (4)	34	4.2%	27	3.6%	7	24.4%
Total net revenues	811	100.0%	766	100.0%	45	5.9%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended June 30, 2016 were €811 million, an increase of €45 million, or 5.9 percent (an increase of 6.2 percent on a constant currency basis), from €766 million for the three months ended June 30, 2015.
Cars and spare parts
Net revenues generated from cars and spare parts were €589 million for the three months ended June 30, 2016, an increase of €10 million, or 1.8 percent, from €579 million for the three months ended June 30, 2015. The increase was attributable to a €76 million increase in net revenues from range and special series cars and spare parts, which was partially offset by a decrease in net revenues from supercars and limited edition cars.

The €76 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 230 cars (excluding the LaFerrari) and an increase in net revenues from our personalization programs. In particular, shipments of V8 models increased by 16.1 percent, driven by the 488 GTB and the 488 Spider, which were launched in March 2015 and September 2015, respectively, partially offset by the phase out of the 458 family in 2015. The proportion of V12 models decreased by 6.3 percent, primarily attributable to decreases in shipments of the F12berlinetta, which is at its 5th year of commercialization, and the phase out of the FF, partially offset by shipments of the F12tdf, which commenced in Q4 2015.

The €76 million increase in net revenues from range and special series cars and spare parts was composed of increases in all four of our major geographical markets, including (i) a €51 million increase in EMEA, (ii) a €14 million increase in Americas, (iii) a €10 million increase in Greater China, and a €1 million increase in Rest of APAC.

The €51 million increase in EMEA net revenues was primarily due to an €18 million increase in Italy, an €11 million increase in Germany, a €7 million increase in the Middle East, a €9 million increase in Other EMEA and a €4 million increase in Switzerland. In particular, shipments increased by 21.6 percent in Italy, 33.9 percent in Germany, 79.1 percent in the Middle East, 21.4 percent in Other EMEA and 9.2 percent in Switzerland. The increases in shipments were primarily driven by the 488 GTB, the 488 Spider, the California T and the F12tdf. These increases were partially offset by the phase out of the 458 family in 2015.

The €14 million increase in Americas net revenues was attributable to a 7.2 percent increase in shipments, driven by the 488 GTB, the 488 Spider, the California T and the F12tdf, as well as our personalization programs, partially offset by a decrease in shipments of the F12berlinetta and negative foreign currency exchange impact.

The €10 million increase in Greater China net revenues was primarily attributable to double-digit growth in shipments in mainland China, driven by the 488 GTB, the 488 Spider and the F12tdf, partially offset by unfavorable product mix. The increase was also attributable to an increase in shipments in Taiwan and Hong Kong, driven by the 488 GTB, the 488 Spider and the F12tdf.

The €1 million increase in Rest of APAC net revenues was primarily attributable to double-digit growth in other Rest of APAC shipments driven by V8 models, and an increase in Japan net revenues, partially offset by a decrease in Australia net revenues. In particular, Australia net revenues were effected by the late arrival of the 488 Spider and the F12tdf to the market, and the phase out of the 458 family was only partially offset by shipments of the 488 GTB.

The decrease in net revenues from supercars and limited edition cars was primarily driven by the LaFerrari which finished its limited series production run, partially offset by shipments of the non-registered car FXX K and the F60 America, our V12 open air roadster that commemorates 60 years in the United States.

Engines

Net revenues generated from engines were €71 million for the three months ended June 30, 2016, an increase of €14 million, or 23.7 percent, from €57 million for the three months ended June 30, 2015. The €14 million increase was mainly attributable to an increase in net revenues generated from the rental of power units to Formula 1 teams, primarily driven by the rental of power units to three Formula 1 teams for the 2016 season compared to two Formula 1 teams for the 2015 season. Net revenues generated from the sale of engines to Maserati were in line with the prior year.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €117 million for the three months ended June 30, 2016, an increase of €14 million, or 13.7 percent, from €103 million for the three months ended June 30, 2015. The increase was primarily related to our participation in the Formula 1 World Championship and in particular as a result of our improved ranking in 2015 compared to 2014 in the World Constructor's Championship, as well as an increase in net revenues from sponsorship and brand activities.

Other

Other net revenues were €34 million for the three months ended June 30, 2016, an increase of 7 million, or 24.4%, from €27 million for the three months ended June 30, 2015, primarily attributable to supporting activities and mainly due to interest income generated by our financial services activities.

Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cost of sales	422	51.9%	416	54.3%	6	1.3%

Cost of sales for the three months ended June 30, 2016 was €422 million, an increase of €6 million, or 1.3 percent, from €416 million for the three months ended June 30, 2015. As a percentage of net revenues, cost of sales was 51.9 percent for the three months ended June 30, 2016 compared to 54.3% for the three months ended June 30, 2015.
The increase in cost of sales was primarily attributable to (i) increased costs of €28 million driven by an increase in volumes and the personalization programs, (ii) charges for Takata airbag inflator recalls of €10 million, and (iii) an increase in cost of sales of supporting activities of €6 million, partially offset by (vi) decreased costs of €32 million related to different product mix, primarily attributable to the LaFerrari which finished its limited series production run, and (v) a decrease in production costs, including amortization and depreciation, of €6 million.
Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Selling, general and administrative costs	94	11.6%	87	11.4%	7	8.3%

Selling, general and administrative costs for the three months ended June 30, 2016 were €94 million, an increase of €7 million, or 8.3 percent, from €87 million for the three months ended June 30, 2015. As a percentage of net revenues, selling, general and administrative costs were 11.6 percent for the three months ended June 30, 2016 compared to 11.4 percent for the three months ended June 30, 2015.

The increase in selling, general and administrative costs was attributable to (i) costs incurred in relation to new directly operated stores, (ii) corporate costs, and (iii) the one-time costs of the former CEO's retirement package, which were partially offset by (iv) a decrease in allowance for doubtful accounts, primarily related to a commercial partner of the Formula 1 activities, and (v) a decrease in consultancy costs, mainly related to costs incurred in 2015 in relation to the initial public offering of €2 million.

Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Amortization of capitalized development costs	27	3.3%	31	4.1%	(4)	(13.9)%
Research and development costs expensed during the period	120	14.8%	106	13.8%	14	12.8%
Research and development costs	147	18.1%	137	17.9%	10	6.8%

Research and development costs for the three months ended June 30, 2016 were €147 million, an increase of €10 million, or 6.8 percent, from €137 million for the three months ended June 30, 2015. As a percentage of net revenues, research and development costs were 18.1 percent for the three months ended June 30, 2016 compared to 17.9 percent for the three months ended June 30, 2015.

The increase in research and development costs during the period of €10 million was primarily driven by the Formula 1 activities and in particular reflected the Group’s efforts related to power unit projects, partially offset by a decrease in the amortization of capitalized development costs mainly due to the phase out of the 458 family and the LaFerrari.

Other expenses, net

	For the three months ended June 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Other expenses, net	2	4	(2) (39.1)%

Other expenses, net for the three months ended June 30, 2016 included other expenses of €3 million, mainly composed of €2 million of miscellaneous expenses and €1 million related to indirect taxes, partially offset by €1 million of miscellaneous income.
Other expenses, net for the three months ended June 30, 2015 included other expenses of €10 million, mainly composed of €3 million related to provisions and €7 million of miscellaneous expenses, partially offset by other income of €6 million, including €2 million of rental income and €4 million of miscellaneous income.
EBIT

	For the three months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
EBIT	146	18.0%	122	15.9%	24	19.7%

EBIT for the three months ended June 30, 2016 was €146 million, an increase of €24 million, or 19.7 percent, from €122 million for the three months ended June 30, 2015.

The increase in EBIT was due to (i) favorable volume impact of €24 million, (ii) positive contribution of €34 million from supporting activities, including sponsorship, commercial and brand activities as well as financial services, and (iii) favorable foreign currency exchange impact of €8 million, which were partially offset by (iv) unfavorable product mix impact of €25 million, (v) an increase in research and development costs of €10 million, and (vi) an increase in selling, general and administrative costs of €7 million, which include the one-time costs of the former CEO's retirement package which were partially offset by a decrease in allowance for doubtful accounts, primarily related to a commercial partner of the Formula 1 activities.

The positive volume impact of €24 million was attributable to an increase in shipments of approximately 230 cars (excluding the LaFerrari), driven by the 488 GTB, the 488 Spider and the F12tdf, all of which were launched in 2015, and a positive contribution from the personalization programs. The unfavorable product mix impact of €25 million was primarily attributable to the LaFerrari which finished its limited series production run, as well as the F12berlinetta, which is at its 5th year of commercialization, and the phase out of the FF, partially offset by an increase in shipments of the non-registered car FXX K and deliveries of the F60 America, our V12 open air roadster that commemorates 60 years in the United States.

Net financial expenses

	For the three months ended June 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Net financial expenses	(5)	(8)	3	(36.5)%

Net financial expenses for the three months ended June 30, 2016 were €5 million compared to €8 million for the three months ended June 30, 2015.

The decrease in net financial expenses was mainly attributable to a decrease in foreign currency exchange losses, including derivative financial instruments used to hedge against foreign currency exchange rate risk, partially offset by interest on debt incurred as a result of the Restructuring.

Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Income tax expense	44	38	6	13.2%

Income tax expense for the three months ended June 30, 2016 was €44 million, an increase of €6 million, or 13.2 percent, from €38 million for the three months ended June 30, 2015. The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by the combined effect of the reversal of deferred taxes due to a reduction in the Italian tax rate (net of Italian Regional Income Tax ("IRAP")) from 27.5 percent to 24 percent by 2017, and additional deductions related to eligible research and development costs in accordance with Italian tax legislation.

The effective tax rate (net of IRAP) was 27.2 percent for the three months ended June 30, 2016 compared to 28.3 percent for the three months ended June 30, 2015.

Six months ended June 30, 2016 compared to six months ended June 30, 2015
The following is a discussion of the results of operations for the six months ended June 30, 2016 compared to the six months ended June 30, 2015. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the six months ended June 30,
	2016	Percentage of net revenues	2015	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,486	100.0%	1,387	100.0%
Cost of sales	755	50.7%	722	52.1%
Selling, general and administrative costs	154	10.4%	152	11.0%
Research and development costs	305	20.5%	291	21.0%
Other expenses, net	5	0.4%	4	0.2%
EBIT	267	18.0%	218	15.7%
Net financial expenses	(14)	(0.9)%	(6)	(0.4)%
Profit before taxes	253	17.1%	212	15.3%
Income tax expense	78	5.3%	71	5.1%
Net profit	175	11.8%	141	10.2%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cars and spare parts(1)	1,070	72.0%	1,008	72.7%	62	6.2%
Engines(2)	128	8.6%	121	8.7%	7	5.8%
Sponsorship, commercial and brand(3)	235	15.8%	212	15.3%	23	10.8%
Other(4)	53	3.6%	46	3.3%	7	15.3%
Total net revenues	1,486	100.0%	1,387	100.0%	99	7.2%
_________________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the six months ended June 30, 2016 were €1,486 million, an increase of €99 million, or 7.2 percent (an increase of 7.2 percent on a constant currency basis), from €1,387 million for the six months ended June 30, 2015.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,070 million for the six months ended June 30, 2016, an increase of €62 million, or 6.2 percent, from €1,008 million for the six months ended June 30, 2015. The increase was attributable to a €136 million increase in net revenues from range and special series cars and spare parts, which was partially offset by a decrease in net revenues from supercars and limited edition cars.

The €136 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 490 cars (excluding the LaFerrari) and an increase in net revenues from our personalization programs. In particular, shipments of V8 models increased by 18.4 percent, driven by the 488 GTB and the 488 Spider, which were launched in March 2015 and September 2015, respectively, partially offset by the phase out of the 458 family in 2015. The proportion of V12 models decreased by 4.3 percent, primarily attributable to decreases in shipments of the F12berlinetta, which is at its 5th year of commercialization, and the phase out of the FF, partially offset by shipments of the F12tdf, which commenced in Q4 2015.

The €136 million increase in net revenues from range and special series cars and spare parts was composed of increases in all four of our major geographical markets, including (i) a €93 million increase in EMEA, (ii) a €22 million increase in Americas, (iii) a €15 million increase in Greater China, and (iv) a €6 million increase in Rest of APAC.

The €93 million increase in EMEA net revenues was primarily due to a a €26 million increase in Germany, a €24 million increase in Italy, a €19 million increase in Other EMEA, a €9 million increase in the Middle East, a €9 million increase in Switzerland and a €7 million increase in France. In particular, shipments increased by 52.0 percent in Germany, 36.2 percent in Italy, 28.2 percent in Other EMEA, 15.9 percent in the Middle East, 7.6 percent in Switzerland and 20.2 percent in France. The increases in shipments were primarily driven by the 488 GTB, the 488 Spider and the F12tdf. These increases were partially offset by the phase out of the 458 family in 2015.

The €22 million increase in Americas net revenues was attributable to a 7.6 percent increase in shipments, driven by the 488 GTB, the 488 Spider, the California T and the F12tdf, as well as our personalization programs, partially offset by a decrease in shipments of the F12berlinetta and unfavorable product mix impact.

The €15 million increase in Greater China net revenues was primarily attributable to double-digit growth in shipments in mainland China, driven by the 488 GTB, the 488 Spider and the F12tdf, partially offset by unfavorable product mix and a decrease in Hong Kong net revenues.

The €6 million increase in Rest of APAC net revenues was primarily attributable to double-digit growth in other Rest of APAC shipments driven by V8 models, and an increase in Japan net revenues, partially offset by a decrease in Australia net revenues. In particular, Australia net revenues were effected by the late arrival of the 488 Spider and the F12tdf to the market, and the phase out of the 458 family was only partially offset by shipments of the 488 GTB.

The decrease in net revenues from supercars and limited edition cars was primarily driven by the LaFerrari which finished its limited series production run, partially offset by shipments of the non-registered car FXX K and the F60 America, our V12 open air roadster that commemorates 60 years in the United States.

Engines

Net revenues generated from engines were €128 million for the six months ended June 30, 2016, an increase of €7 million, or 5.8 percent, from €121 million for the six months ended June 30, 2015. The increase of €7 million was mainly attributable to the rental of power units to three Formula 1 teams for the 2016 season compared to two Formula 1 teams for the 2015 season, partially offset by a decrease in net revenues generated from the sale of engines to Maserati due to a 15.9 percent decrease in the number of engines shipped, in accordance with the planned orders received from Maserati.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €235 million for the six months ended June 30, 2016, an increase of €23 million, or 10.8 percent, from €212 million for the six months ended June 30, 2015. The increase was primarily related to our participation in the Formula 1 World Championship and in particular as a result of our improved ranking in 2015 compared to 2014 in the World Constructor's Championship, as well as increase in net revenues from sponsorship and brand activities.

Other

Other net revenues were €53 million for the six months ended June 30, 2016, an increase of €7 million, or 15.3 percent, from €46 million for the six months ended June 30, 2015, primarily attributable to supporting activities and mainly due to interest income generated by our financial services activities.

Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cost of sales	755	50.7%	722	52.1%	33	4.5%

Cost of sales for the six months ended June 30, 2016 was €755 million, an increase of €33 million, or 4.5 percent, from €722 million for the six months ended June 30, 2015. As a percentage of net revenues, cost of sales was 50.7 percent for the six months ended June 30, 2016 compared to 52.1 percent for the six months ended June 30, 2015.

The increase in cost of sales was primarily attributable to (i) increased costs of €58 million driven by an increase in volumes and the personalization programs, (ii) charges for Takata airbag inflator recalls of €10 million, and (iii) an increase in cost of sales of supporting activities of €6 million, partially offset by (iv) decreased costs of €33 million related to different product mix, and (v) a decrease in production costs, including amortization and depreciation, of €8 million.

Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Selling, general and administrative costs	154	10.4%	152	11.0%	2	1.7%
Selling, general and administrative costs for the six months ended June 30, 2016 were €154 million, an increase of €2 million, or 1.7 percent, from €152 million for the six months ended June 30, 2015. As a percentage of net revenues, selling, general and administrative costs were 10.4 percent for the six months ended June 30, 2016 compared to 11.0 percent for the six months ended June 30, 2015.
The increase in selling, general and administrative costs was attributable to (i) costs incurred in relation to new directly operated stores (ii) corporate costs and (iii) the one-time costs of the former CEO's retirement package, which were partially offset by (iv) a decrease in allowance for doubtful accounts, primarily related to a commercial partner of the Formula 1 activities, and (v) a decrease in consultancy costs, mainly related to costs incurred in 2015 in relation to the initial public offering of €6 million.

Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Amortization of capitalized development costs	50	3.4%	56	4.0%	(6)	(10.7)%
Research and development costs expensed during the period	255	17.1%	235	17.0%	20	8.5%
Research and development costs	305	20.5%	291	21.0%	14	4.8%

Research and development costs for the six months ended June 30, 2016 were €305 million, an increase of €14 million, or 4.8 percent, from €291 million for the six months ended June 30, 2015. As a percentage of net revenues, research and development costs were 20.5 percent for the six months ended June 30, 2016 compared to 21.0 percent for six months ended June 30, 2015.

The increase in research and development costs during the period of €14 million was primarily driven by the Formula 1 activities and in particular reflected the Group’s efforts related to power unit projects, partially offset by a decrease in the amortization of capitalized development costs mainly due to the phase out of the 458 family and the LaFerrari.

Other expenses, net

	For the six months ended June 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Other expenses, net	5	4	1	28.3%

Other expenses, net for the six months ended June 30, 2016 included other expenses of €8 million, mainly composed of €2 million related to provisions, €3 million related to indirect taxes and €3 million of miscellaneous expenses, partially offset by other income of €3 million, including €1 million of rental income and €2 million of miscellaneous income.

Other expenses, net for the six months ended June 30, 2015 included other expenses of €10 million, mainly composed of €3 million related to provisions and €7 million of miscellaneous expenses, partially offset by other income of €6 million, including €2 million of rental income and €4 million of miscellaneous income.

EBIT

	For the six months ended June 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
EBIT	267	18.0%	218	15.7%	49	22.7%
EBIT for the six months ended June 30, 2016 was €267 million, an increase of €49 million, or 22.7 percent, from €218 million for the six months ended June 30, 2015.

The increase in EBIT was due to (i) favorable volume impact of €49 million, (ii) positive contribution of €41 million from supporting activities, including sponsorship, commercial and brand activities as well as financial services, and (iii) favorable foreign currency exchange impact of €8 million, which were partially offset by (iv) unfavorable product mix impact of €33 million, (v) an increase in research and development costs of €14 million, and (vi) an increase in selling, general and administrative costs of €2 million, which include the one-time costs of the former CEO's retirement package which were partially offset by a decrease in allowance for doubtful accounts, primarily related to a commercial partner of the Formula 1 activities.

The positive volume impact of €49 million was attributable to an increase in shipments of approximately 490 cars (excluding the LaFerrari), driven by the 488 GTB, the 488 Spider and the F12tdf, all of which were launched in 2015 and a positive contribution from the personalization programs. The unfavorable product mix impact of €33 million was primarily attributable to the LaFerrari which finished its limited production series run, as well as the F12berlinetta, which is at its 5th year of commercialization, and the phase out of the FF, partially offset by an increase in shipments of the non-registered car FXX K and deliveries of the F60 America, our V12 open air roadster that commemorates 60 years in the United States.

Net financial expenses

	For the six months ended June 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Net financial expenses	(14)	(6)	(8) 134.4%

Net financial expenses for the six months ended June 30, 2016 were €14 million compared to €6 million for the six months ended June 30, 2015.

The increase in net financial expenses was driven by interest on debt incurred as a result of the Restructuring, partially offset by a decrease in foreign currency exchange losses, including on derivative financial instruments used to hedge against foreign currency exchange rate risk.

Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Income tax expense	78	71	7	9.7%

Income tax expense for the six months ended June 30, 2016 was €78 million, an increase of €7 million, or 9.7 percent, from €71 million for the six months ended June 30, 2015. The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by the combined effect of the reversal of deferred taxes due to a reduction in the Italian tax rate (net of IRAP) from 27.5 percent to 24 percent by 2017, and additional deductions related to eligible research and development costs in accordance with Italian tax legislation.

The effective tax rate (net of IRAP) was 26.7 percent for the six months ended June 30, 2016 compared to 28.3 percent for the six months ended June 30, 2015.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2016 are expected to be between €320 million to €370 million, which we plan to fund primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We have historically managed our liquidity through participating in cash management and funding services provided by the treasury functions of the FCA Group. Following the Separation on January 3, 2016, we terminated such arrangements and manage our liquidity and cash flow requirements on a standalone basis. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to the Company's liquidity, including the issuance of a bond and performance of a securitization program in six months ended June 30, 2016.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown. The expansion of our financial services portfolio, particularly in the United States, has increased our financial services working capital requirements.

The payment of taxes also affects our working capital. Historically, as part of the FCA Group tax consolidation, a substantial portion of our taxes were paid in the fourth quarter of the year and a smaller portion in the third quarter. In 2016 our tax payments will be higher as it will be our first year as a standalone tax group and we will pay our taxes in two advances. In 2016, we made a payment at the end of the second quarter whilst the most substantial payment will be made in the fourth quarter. From 2017 we expect to pay taxes in equal advances, the first advance at either the end of the second quarter or the beginning of the third quarter, and the second advance in the fourth quarter.

Finally, our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range.

We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 42 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2016 and 2015. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the six months ended June 30,
	2016	2015
	(€ million)
Cash and cash equivalents at beginning of the period	183	134
Cash flows from operating activities	316	416
Cash flows used in investing activities	(157)	(152)
Cash flows from financing activities	262	(150)
Translation exchange differences	1	9
Total change in cash and cash equivalents	422	123
Cash and cash equivalent at the end of the period included within assets held for sale	(20)	—
Cash and cash equivalents at end of the period	585	257

Operating Activities - Six Months Ended June 30, 2016

Our cash flows from operating activities for the six months ended June 30, 2016 were €316 million, primarily the result of:

(i)
profit before taxes of €253 million adjusted for €118 million for depreciation and amortization expense and €25 million in provisions recognized, partially offset by €10 million related to other net non-cash income and net gains on disposals of property, plant and equipment, intangible assets and investment properties;

(ii)	€26 million relating to cash generated by the net change in other operating assets and liabilities, primarily attributable to advances received in relation to the open-top LaFerrari;

(iii)
€27 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, primarily driven by an increase in trade receivables of €74 million and an increase in inventories of €22 million, partially offset by an increase in trade payables of €69 million; and

(iv)
€14 million related to cash absorbed by the increase in receivables from financing activities, primarily driven by an increase in our financial receivables portfolio in the United States and foreign currency exchange impact;

(v)	income taxes paid of €55 million.

Operating Activities - Six Months Ended June 30, 2015

Our cash flows from operating activities for the six months ended June 30, 2015 were €416 million, primarily the result of:

(i)
profit before taxes of €212 million adjusted to add back €130 million for depreciation and amortization expense, €23 million in provisions recognized, and €31 million related to other non-cash expenses and income, relating primarily to fluctuations in the fair value of derivatives not accounted for as hedging derivatives and allowances for doubtful accounts and inventory write-downs;

(ii)
€100 million related to cash generated by the decrease in receivables from financing activities, primarily driven by the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China which at December 31, 2014 was equal to €147 million, partially offset by the increase in the financial services portfolio;

(iii)
€49 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily attributable to an increase in other current assets and a decrease in other liabilities, driven by VAT, deferred income and foreign currency exchange translation;

(iv)	income taxes paid of €24 million; and

(v)
€7 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) an increase in inventories of €52 million, primarily to support a smooth phase out of the 458 Italia and the 458 Spider in 2015 and to a lesser extent due to an increase in semi-finished goods primarily related to future LaFerrari shipments, partially offset by (b) an increase in trade payables of €28 million and (c) a decrease in trade receivables of €17 million.

Investing Activities - Six Months Ended June 30, 2016

Our cash flows used in investing activities for the six months ended June 30, 2016 were €157 million and were comprised of (i) €90 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs; and (ii) €70 million of additions to property, plant and equipment, related primarily to the plant and machinery relating to new models, partially offset by proceeds from the sale of property, plant and equipment and intangible assets of €3 million. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Six Months Ended June 30, 2015

For the six months ended June 30, 2015, our net cash used in investing activities was €152 million, primarily due to €78 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, and €73 million of additions to property, plant and equipment, related primarily to the new 488 GTB launched in 2015. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures”.

Financing Activities - Six Months Ended June 30, 2016

Our cash flows from financing activities for the six months ended June 30, 2016 were €262 million, primarily the result of:

(i)	€491 million of net proceeds related to the issuance of notes;

(ii)	€224 million of proceeds net of repayments related to a revolving securitization program in the U.S.;

(iii)	€139 million in proceeds from the settlement of the deposits in FCA Group cash management pools;

(iv)	€17 million related to net change in other debt; and

(v)	€1 million of proceeds from the share premium contribution made by FCA in connection with the Restructuring.

These cash inflows were partially offset by:

(i)	€500 million related to the repayment of the Bridge Loan;

(ii)	€87 million cash distribution of reserves;

(iii) €13 million dividend to non-controlling interests;

(iv) €6 million of net repayments of other bank borrowings; and

(v) €4 million related to the settlement of financial liabilities with FCA

Financing Activities - Six Months Ended June 30, 2015

For the six months ended June 30, 2015, net cash used in financing activities was €150 million, primarily the result of:

(i)	€147 million related to the increase in deposits in FCA’s cash management pools;

(ii)	€18 million related to dividends paid to non-controlling interest in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd; and

(iii)	€11 million related to net repayments of bank borrowings.
These cash outflows were partially offset by:

(i)	€17 million related to net proceeds from the change in financial liabilities with FCA; and

(ii)	€9 million related to net proceeds from other debt.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the six months ended June 30, 2016 were €160 million and €151 million for the six months ended June 30, 2015.

The following table sets forth a breakdown of capital expenditures by category for each of the six months ended June 30, 2016 and 2015:

	For the six months ended June 30,
	2016	2015
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	80	75
Patents, concessions and licenses	4	2
Other intangible assets	6	1
Total intangible assets	90	78
Property, plant and equipment
Industrial buildings	1	10
Plant, machinery and equipment	38	39
Other assets	4	7
Advances and assets under construction	27	17
Total property, plant and equipment	70	73
Total capital expenditures	160	151

Intangible assets

Our capital expenditures in intangible assets were €90 million and €78 million for the six months ended June 30, 2016 and 2015, respectively, the most significant component of which relates to externally acquired and internally generated development costs and information technologies costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

For the six months ended June 30, 2016 we invested €80 million in externally acquired and internally generated development costs, of which €54 million related to development of models to be launched in future years, €17 million related to development of the GTC4Lusso, unveiled in February 2016 with sales expected to begin in the second semester of 2016, €8 million related to components and €1 million related to development of the F12tdf.

For the six months ended June 30, 2015 we invested €75 million in externally acquired and internally generated development costs, of which €25 million related to development of the 488 GTB, which was presented in early 2015, €41 million related to development of models to be launched in future years, €5 million related to investments to develop other existing models in our product line and €4 million related to components.

Investment in other intangible assets mainly relates to costs recognized for the implementation of software.

Property, plant and equipment

Our capital expenditures in property, plant and equipment were €70 million and €73 million for the six months ended June 30, 2016 and 2015, respectively.

Our most significant investments generally relate to plant, machinery and equipment, and in particular to our car production and engine assembly lines. Investments in plant, machinery and equipment amounted to €38 million and €39 million for the six months ended June 30, 2016 and 2015, respectively.

For the six months ended June 30, 2016 investments in plant, machinery and equipment of €38 million were composed of €17 million related to the investments in car production lines, €6 million related to engine assembly lines, €1 million of investments related to our personalization programs, and the residual amount was principally related to industrial tools needed for the production of cars.

For the six months ended June 30, 2015 investments in plant, machinery and equipment of €39 million were composed of €15 million related to the 488 GTB, €4 million related to engine assembly lines, €2 million of investments related to our personalization programs, €2 million related to the California T, €1 million related to the LaFerrari, €1 million related to test bench equipment and machinery, and the residual amount was principally related to the purchase of industrial tools needed for the production of cars.

Advances and assets under construction, which amounted to €27 million and €17 million for the six months ended June 30, 2016 and 2015 respectively, primarily related to investments in car production lines.

Net Debt and Net Industrial Debt

Net Industrial Debt, defined as Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2016 and December 31, 2015.

	At June 30,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	585	183
Deposits in FCA Group cash management pools	—	139
Total liquidity	585	322
Term Loan	(1,495)	(1,496)
Bridge Loan	—	(499)
Other borrowings from banks	(241)	(250)
Bond	(493)	—
Securitization	(225)	—
Other debt	(29)	(12)
Financial liabilities with FCA Group	—	(3)
Total debt	(2,483)	(2,260)
Net Debt	(1,898)	(1,938)
Funded portion of the self-liquidating financial receivables portfolio	1,135	1,141
Net Industrial Debt	(763)	(797)

Cash and cash equivalents

Cash and cash equivalents of €585 million at June 30, 2016 (€183 million at December 31, 2015) were denominated in various currencies and available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China amounting to €71 million at June 30, 2016 (€106 million at December 31, 2015), is subject to certain repatriation restrictions and may only be repatriated as dividends. Based on our review, we do not believe such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements at the dates represented above. During 2015, Maserati fully settled receivable deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At June 30,	At December 31,
	2016	2015
	(€ million)
Euro	343	22
U.S. Dollar	96	1
Chinese Yuan	73	106
Japanese Yen	29	41
Other currencies	44	13
Total	585	183

The increase in cash was mainly attributable to the revolving securitization program performed by Ferrari Financial Services Inc in the United States that resulted in proceeds net of repayments for the period of €225 million (which were primarily used for the repayment of intercompany loans to Ferrari N.V. and Ferrari S.p.A.) and the settlement of deposits in FCA Group cash management pools for proceeds of €139 million.

Deposits in FCA Group cash management pools

Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. We accessed funds deposited in these accounts on a daily basis and had the contractual right to withdraw our funds on demand and terminate the cash management arrangements depending on FCA's ability to pay at the relevant time. The carrying value of deposits in FCA Group cash management pools approximated fair value based on the short maturity of these investments. Of the total €139 million of deposits in FCA Group cash management pools at December 31, 2015, €119 million was denominated in Euro and €20 million in U.S. Dollars. These arrangements were terminated in connection with the Separation, which was completed on January 3, 2016, and amounts on deposit were paid back to Ferrari in January 2016.

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools plus undrawn committed credit lines) at June 30, 2016 was €1,085 million (€822 million at December 31, 2015).

The following table summarizes our total available liquidity:

	At June 30,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	585	183
Deposits in FCA Group cash management pools	—	139
Undrawn committed credit lines	500	500
Total available liquidity	1,085	822

The increase in total available liquidity reflects an increase in cash and cash equivalents, primarily the result of the previously mentioned proceeds net of repayments from the revolving securitization program in the United States and the settlement of deposits in FCA Group cash management pools (see “Cash and cash equivalents”). The settlement of the FCA Group cash management pools reflects the termination of these arrangements in connection with the Separation, which was completed on January 3, 2016. The undrawn committed credit lines relates to a revolving credit facility. See “The Facility” below for further details.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc.

In March 2016 the Bridge Loan was subsequently fully repaid using primarily, the proceeds from the bond (see “Bond” below), whilst the Term Loan remained fully drawn down at June 30, 2016.

At June 30, 2016 and at December 31, 2015 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of Ferrari Financial Services Inc to support the financial services operations and in particular (i) a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread of 110 basis points, that was renewed in January 2016 for a further 18 months; (ii) a $100 million U.S. Dollar denominated term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other borrowings from banks also include €20 million relating to various short and medium-term credit facilities.

Bond

On March 16, 2016, the Company issued a 1.5 percent coupon bond due 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490.7 million after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange.

Securitization

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 75 basis points.
At June 30, 2016, the liability under the securitization program amounted to $250 million (€225 million).
The securitization agreement requires the maintenance of an interest rate cap at 1.9 percent. At June 30, 2016, the fair value of the interest rate cap amounted to $45 thousand (€40 thousand) and is recorded within current financial assets.
Other debt

Other debt mainly relates to Ferrari S.p.A..

Financial liabilities with FCA Group

Financial liabilities with FCA Group were fully settled upon completion of the Separation on January 3, 2016 (€4 million at December 31, 2015).

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2016 and 2015.

	For the six months ended June 30,
	2016	2015
	(€ million)
Cash flows from operating activities	316	416
Cash flows used in investing activities	(157)	(152)
Free Cash Flow	159	264
Change in the self-liquidating financial receivables portfolio	14	60
Free Cash Flow from Industrial Activities	173	324

Free Cash Flow from Industrial Activities for the six months ended June 30, 2016 was €173 million, a decrease from €324 million for the six months ended June 30, 2015. The decrease in Free Cash Flow from Industrial Activities was primarily attributable to the impact in 2015 of the one-time reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China of €160 million.

Excluding this one-time effect in 2015, Free Cash Flow from Industrial Activities in 2016 of €173 million would have represented an increase of €9 million compared to Free Cash Flow from Industrial Activities in 2015 of €164 million. This increase is mainly attributable to an increase in EBITDA and advances received in relation to the open-top LaFerrari, partially offset by an increase in taxes paid and a negative impact from net working capital.
Confirming 2016 Outlook

•	Shipments: ~8,000 including supercars

•	Net revenues: >€3 billion

•	Adjusted EBITDA: ≥€800 million

•	Net Industrial Debt ≤€730 million, including an ordinary cash distribution to the holders of common shares

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2016

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for three and six months ended June 30, 2016 and 2015
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2016	2015	2016	2015
		(€ thousand)
Net revenues	6	810,611	765,789	1,486,064	1,386,737
Cost of sales	7	421,029	415,473	754,026	721,738
Selling, general and administrative costs	8	94,335	87,088	154,758	152,100
Research and development costs	9	146,833	137,462	305,027	291,106
Other expenses, net	10	2,269	3,724	4,859	3,788
EBIT		146,145	122,042	267,394	218,005
Net financial expenses	11	(5,019)	(7,904)	(13,974)	(5,962)
Profit before taxes		141,126	114,138	253,420	212,043
Income tax expense	12	43,270	38,229	77,969	71,064
Net profit		97,856	75,909	175,451	140,979
Net profit attributable to:
Owners of the parent		97,643	75,260	174,980	139,634
Non-controlling interests		213	649	471	1,345

Basic and diluted earnings per common share (in €)	13	0.52	0.40	0.93	0.74

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six months ended June 30, 2016 and 2015
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2016	2015	2016	2015
		(€ thousand)
Net profit		97,856	75,909	175,451	140,979
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments	21	2,101	86,805	62,507	(49,622)
Exchange differences on translating foreign operations	21	5,033	(10,971)	(145)	13,765
Related tax impact	21	(660)	(27,257)	(19,611)	15,561
Total items that may be reclassified to the consolidated income statement in subsequent periods		6,474	48,577	42,751	(20,296)
Total other comprehensive income/(loss), net of tax	21	6,474	48,577	42,751	(20,296)
Total comprehensive income		104,330	124,486	218,202	120,683
Total comprehensive income/(loss) attributable to:
Owners of the parent		104,117	124,930	217,962	117,220
Non-controlling interests		213	(444)	240	3,463

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2016 and at December 31, 2015

	Note	At June 30, 2016 (*)	At December 31, 2015
		(€ thousand)
Assets
Goodwill		785,182	787,178
Intangible assets	14	340,485	307,810
Property, plant and equipment	15	631,775	626,130
Investments and other financial assets	16	13,049	11,836
Deferred tax assets	12	103,228	122,622
Total non-current assets		1,873,719	1,855,576
Inventories	17	314,810	295,436
Trade receivables	18	230,609	158,165
Receivables from financing activities	18	708,780	1,173,825
Current tax receivables	18	10,150	15,369
Other current assets	18	71,966	46,477
Current financial assets	19	32,492	8,626
Deposits in FCA Group cash management pools	18	—	139,172
Cash and cash equivalents		585,292	182,753
Total current assets		1,954,099	2,019,823
Assets held for sale	20	493,520	—
Total assets		4,321,338	3,875,399

Equity/(Deficit) and liabilities
Equity/(Deficit) attributable to owners of the parent		106,156	(25,123)
Non-controlling interests		4,228	5,720
Total equity/(deficit)	21	110,384	(19,403)

Employee benefits		81,521	78,373
Provisions	22	154,902	141,847
Deferred tax liabilities	12	16,045	23,345
Debt	23	2,482,820	2,260,390
Other liabilities	24	698,362	654,784
Other financial liabilities	19	42,170	103,332
Trade payables	25	574,390	507,499
Current tax payables		144,611	125,232
Liabilities held for sale	20	16,133	—
Total equity/(deficit) and liabilities		4,321,338	3,875,399

(*)	Unaudited

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2016 and 2015
(Unaudited)

	For the six months ended June 30,
	2016	2015
	(€ thousand)
Cash and cash equivalents at beginning of the period	182,753	134,278
Cash flows from operating activities:
Profit before taxes	253,420	212,043
Amortization and depreciation	118,101	130,180
Provision accruals	24,802	22,610
Other non-cash expenses / (income)	(8,883)	31,338
Net gains on disposal of property, plant and equipment and intangible assets	(754)	(496)
Change in inventories	(22,551)	(51,973)
Change in trade receivables	(73,847)	17,445
Change in trade payables	69,243	27,920
Change in receivables from financing activities	(13,920)	100,079
Change in other operating assets and liabilities	25,826	(49,113)
Income tax paid	(54,721)	(24,232)
Total	316,716	415,801

Cash flows used in investing activities:
Investments in property, plant and equipment	(70,154)	(72,543)
Investments in intangible assets	(90,020)	(78,299)
Change in investments and other financial assets	—	(1,424)
Proceeds from the sale of property, plant and equipment and intangible assets	2,758	703
Total	(157,416)	(151,563)

Cash flows used in financing activities:
Repayment of Bridge Loan	(500,000)	—
Net change in bank borrowings	(6,156)	(11,445)
Securitization net of repayments	224,133	—
Proceeds from bond	490,729	—
Net change in deposits in FCA Group cash management pools and financial liabilities with FCA Group	135,275	(130,297)
Net change in other debt	17,214	8,900
Change in equity	1,384	—
Cash distribution of reserves	(86,905)	—
Dividends paid to non-controlling interest	(13,731)	(17,509)
Total	261,943	(150,351)

Translation exchange differences	1,173	9,362
Total change in cash and cash equivalents	422,416	123,249
Cash and cash equivalents at the end of the period included within assets held for sale	(19,877)	—
Cash and cash equivalents at end of the period	585,292	257,527
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2016 and 2015
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	2,469,618	8,695	2,478,313
Net profit	—	139,634	—	—	—	139,634	1,345	140,979
Other comprehensive income/(loss)	—	—	(34,061)	11,647	—	(22,414)	2,118	(20,296)
At June 30, 2015	3,778	2,643,248	(92,618)	41,559	(9,129)	2,586,838	12,158	2,598,996

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	(25,123)	5,720	(19,403)
Net profit	—	174,980	—	—	—	174,980	471	175,451
Other comprehensive income/(loss)	—	—	42,896	86	—	42,982	(231)	42,751
Cash distribution of reserves	—	(86,905)	—	—	—	(86,905)	—	(86,905)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,732)	(1,732)
Separation (1)	(1,274)	1,496	—	—	—	222	—	222
At June 30, 2016	2,504	77,444	(10,027)	42,657	(6,422)	106,156	4,228	110,384

(1)	Reflects the effects of the Separation. See Note 21 “Equity” for additional details.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 172 independent dealers. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 38 Ferrari stores and the Group's website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through financial services entities, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotion activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.
On October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, which took place on January 3, 2016, Ferrari operates as an independent, publicly traded company. On January 4, 2016, the Company's shares were also listed on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana.
The transactions described above in (i) and (ii) (referred to collectively as the “Restructuring”) were completed in October 2015 through the following steps:

•
The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange, the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•
FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•
FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owned 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note was €2.8 billion, which was refinanced through cash deposits held with FCA and for the remainder from new third party debt.

•
Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange, the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owns 18,892,160 common shares and special voting shares, equal to 10 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

The Restructuring comprised: (i) a capital reorganization of the group under the Company, which has been accounted for in these interim condensed consolidated financial statements (the “Interim Condensed Consolidated Financial Statements”)as though it had occurred effective January 1, 2015 using FCA’s basis of accounting (see Note 21 “Equity”), and (ii) the issuance of the FCA Note, which has been reflected in these Interim Condensed Consolidated Financial Statements only from the date in which it occurred (see Note 23 “Debt”).
The remaining steps of the Separation, which were completed between January 1 and January 3, 2016 through two consecutive demergers followed by a merger under Dutch law, have been reflected in these Interim Condensed Consolidated Financial Statements only from the date in which the related transactions occurred and had no impact on the Company’s results of operations or financial position. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.
Following the Separation and at June 30, 2016, the share capital of the Company amounted to €2,504 thousand, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. At June 30, 2016, Ferrari N.V. had 5,000,000 common shares and 2,922 special voting shares held in treasury.
Also following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts that were previously held by FCA were novated to Ferrari S.p.A.
Following the completion of the Separation, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.
References to the company in these Interim Condensed Consolidated Financial Statements refer to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on August [5], 2016, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2015 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2015, except as described in the following paragraph “New standards and amendments effective from January 1, 2016.”

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.

The Group’s presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

Format of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements include the interim consolidated income statement, interim consolidated statement of comprehensive income, interim consolidated statement of financial position, interim consolidated statement of cash flows, interim consolidated statement of changes in equity and notes thereto.

New standards and amendments effective from January 1, 2016

The following new standards and amendments that are applicable from January 1, 2016 were adopted by the Group for the preparation of these Interim Condensed Consolidated Financial Statements.

•
The Group adopted the amendments to IFRS 11 - Joint Arrangements, which clarify the accounting for acquisitions of interests in a joint operation that constitutes a business. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 16 - Property, Plant and Equipment and to IAS 38 - Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. There was no effect from the adoption of these amendments.

•
The Group adopted the Annual Improvements to IFRSs 2012-2014 Cycle, a series of amendments to IFRS in response to issues raised mainly on, among others, the changes of method of disposal in IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations, on servicing contracts in IFRS 7 - Financial Instruments: Disclosures, and on the discount rate determination in IAS 19 - Employee Benefits. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 1 - Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. There was no effect from the adoption of these amendments.

New standards and amendments issued in 2016

In April 2016, the IASB issued amendments to IFRS 15 – Revenue from Contracts with Customers which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and determine whether the revenue from granting a license should be recognized at a point in time or over time. The amendments also provide two additional reliefs to reduce cost and complexity. The amendments are effective from January 1, 2018, which is the same effective date as IFRS 15.

In June 2016, the IASB issued amendments to IFRS 2 – Share-Based Payment, which provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application is permitted.

Except as noted above, at the date of these Interim Condensed Consolidated Financial Statements, the IASB had not issued any new standards, amendments or interpretations in 2016 in addition to those described in the Consolidated Financial Statements. Reference should be made to the section “New standards, amendments and interpretations not yet effective” in the Consolidated Financial Statements for a detailed description of new standards issued but not yet effective at June 30, 2016.

Scope of consolidation

On May 2, 2016, Ferrari Financial Services S.p.A. (“FFS S.p.A.”), an Italian indirect subsidiary of Ferrari N.V., and FCA Bank S.p.A. (“FCAB”), signed a memorandum of understanding for FCAB to acquire a majority stake in Ferrari Financial Services Gmbh (“FFS Gmbh”) (formerly known as Ferrari Financial Services AG or FFS AG), a wholly owned subsidiary of FFS S.p.A. that is consolidated by the Group. Following the signing of the memorandum of understanding, FFS Gmbh has been classified as held for sale, however FFS Gmbh is not a discontinued operation as it does not represent a separate line of business. See Note 20 “Assets and liabilities held for sale” for additional details.

On April 30, 2016, the liquidation process of Ferrari Financial Services KK (“FFS KK”), which commenced in February 2016, was completed. The liquidation follows the disposal of the financial services portfolio in Japan in November 2015. As a result of the liquidation, FFS KK is no longer included in the scope of consolidation.

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed its first securitization program of retail financial receivables in the United States. The program was executed through Ferrari Auto Securitization Transaction LLC (“FAST”), a special purpose vehicle formed for the purpose of the securitization. Based on the technical analysis performed, FFS Inc has control over FAST through contractual terms that allow it to direct the relevant activities of FAST’s business. Therefore, starting from January 1, 2016, FAST is included in the scope of consolidation of the Group.

On September 23, 2015, the Group entered into an agreement to sell a group of assets related to its investment properties, including its participation in Ferrari GED S.p.A. to the tenant, Maserati S.p.A.

On July 28, 2015, the Group acquired the remaining 10 percent of non-controlling interest of its subsidiary Ferrari Financial Services S.p.A. from the minority, and as a result owns 100 percent of the share capital of the company.

Other than as set forth above, there have been no changes in the scope of consolidation.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk and financial market risk (relating mainly to foreign currency exchange rates and interest rates). The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 29 of the Consolidated Financial Statements.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2016		2015
	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
U.S. Dollar	1.1159	1.1102	1.1155	1.1189	1.0887
Pound Sterling	0.7789	0.8265	0.7323	0.7114	0.7340
Swiss Franc	1.0960	1.0867	1.0566	1.0413	1.0835
Japanese Yen	124.4214	114.0500	134.1676	137.0100	131.0700
Chinese Yuan	7.2962	7.3755	6.9389	6.9366	7.0608
Australian Dollar	1.5217	1.4929	1.4261	1.4550	1.4897
Singapore Dollar	1.5399	1.4957	1.5058	1.5068	1.5417

6. NET REVENUES
Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ thousand)
Revenues from:
Cars and spare parts	588,669	578,179	1,069,638	1,007,303
Engines	70,862	57,295	128,130	121,142
Sponsorship, commercial and brand	117,107	103,011	235,214	212,281
Other	33,973	27,304	53,082	46,011
Total net revenues	810,611	765,789	1,486,064	1,386,737

Other primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended June 30, 2016 and 2015 amounted to €421,029 thousand and €415,473 thousand, respectively, and for the six months ended June 30, 2016 and 2015 amounted to €754,026 thousand and €721,738 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, of which cost of materials, components and labor costs are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Cost of sales for the three and six months ended June 30, 2016 includes €9,950 thousand related to the charges for Takata airbag inflator recalls. See Note 29 “Contingencies” for additional details.
Interest and other financial expenses from financial services companies included within cost of sales for the three months ended June 30, 2016 and 2015 amounted to €6,298 thousand and €3,972 thousand, respectively and for the six months ended June 30, 2016 and 2015 amounted to €10,492 thousand and €8,300 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs for the three months ended June 30, 2016 and 2015 amounted to €47,107 thousand and €44,677 thousand, respectively, and and for the six months ended June 30, 2016 and 2015 amounted to €80,711 thousand and €84,518 thousand, respectively, consisting mainly of administrative expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

Selling costs for the three months ended June 30, 2016 and 2015 amounted to €47,228 thousand and €42,411 thousand, respectively, and for the six months ended June 30, 2016 and 2015 amounted to €74,047 thousand and €67,582 thousand, respectively, comprising mainly of marketing and sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and customer events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ thousand)
Research and development costs expensed during the period	120,226	106,573	255,168	235,248
Amortization of capitalized development costs	26,607	30,889	49,859	55,858
Total research and development costs	146,833	137,462	305,027	291,106
The main component of research and development costs expensed during the period related to the research and development activities performed for the Formula 1 racing car, and in particular, to initiatives to maximize the performance, efficiency and safety of the car.
The U.S. National Highway Traffic Safety Administration (“NHTSA”) published guidelines for driver distraction. These guidelines focus on, among other things, the need to modify the design of car devices and other driver interfaces to minimize driver distraction. We are evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps and countermeasures, if any, we will need to take to comply with these requirements.

10. OTHER EXPENSES, NET
Other expenses, net for the three months ended June 30, 2016 included other expenses of €3,268 thousand, mainly composed of miscellaneous expenses and indirect taxes, partially offset by €999 thousand of miscellaneous income.

Other expenses, net for the six months ended June 30, 2016 included other expenses of €8,180 thousand, mainly related to provisions, indirect taxes and miscellaneous expenses, partially offset by other income of €3,321 thousand, including rental income and miscellaneous income.

11. NET FINANCIAL EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	868	1,350	1,284	3,600
Financial services companies (reported within net revenues)	15,981	14,922	31,200	29,233

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(5,887)	(9,254)	(15,258)	(9,562)
Financial services companies (reported within cost of sales)	(6,298)	(3,972)	(10,492)	(8,300)

Net financial expenses relating to industrial companies (A - B)	(5,019)	(7,904)	(13,974)	(5,962)
Net financial expenses for the three and six months ended June 30, 2016 mainly related to interest expenses on debt incurred as a result of the Restructuring. See Note 23 “Debt”. Net financial expenses also included foreign currency exchange rate differences and expenses or from derivative financial instruments.

12. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ thousand)
Current tax expense	47,823	52,321	86,629	94,361
Deferred tax expense / (income)	526	(13,636)	(3,528)	(23,316)
Taxes relating to prior periods	(5,079)	(456)	(5,132)	19
Total income tax expense	43,270	38,229	77,969	71,064

Income tax expense amounted to €43,270 thousand for the three months ended June 30, 2016 compared to €38,229 thousand for the three months ended June 30, 2015, and €77,969 thousand for six months ended June 30, 2016 compared to €71,064 thousand for the six months ended June 30, 2015, primarily attributable to an increase in profit before taxes, partially offset by the combined effect of the reversal of deferred taxes due to a reduction in the Italian tax rate (net of Italian Regional Income Tax (“IRAP”)) from 27.5 percent to 24.0 percent by 2017, and additional deductions related to eligible research and development costs in accordance with Italian tax legislation.

Income tax expense recorded in these Interim Condensed Consolidated Financial Statements has been calculated based on the tax rate expected for the full financial year. The tax rate (net of IRAP) used for the six months ended June 30, 2016 is 26.7 percent compared to 28.3 percent for the six months ended June 30, 2015.

IRAP (current and deferred) for the six months ended June 30, 2016 and 2015 amounted to €10,257 thousand and €11,102 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the six months ended June 30, 2016 and 2015, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position where these may be offset.

The decrease in net deferred tax assets from December 31, 2015 to June 30, 2016 was primarily due to the tax impact on gains from cash flow hedging instruments.

13. EARNINGS PER SHARE
For the purpose of calculating earnings per share for the three and six months ended June 30, 2016 and 2015, the weighted average number of common shares outstanding retrospectively reflects the effects of the Separation.
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,
		2016	2015	2016	2015
Profit attributable to owners of the Company	€ thousand	97,643	75,260	174,980	139,634
Weighted average number of common shares	thousand	188,923	188,923	188,923	188,923
Basic and diluted earnings per common share		€0.52	0.40	0.93	0.74

Diluted earnings per share
Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the periods presented.

14. INTANGIBLE ASSETS

	Balance at December 31, 2015	Additions	Disposals	Amortization	Reclassification to held for sale	Translation differences	Balance at June 30, 2016
	(€ thousand)
Intangible assets	307,810	90,020	(3)	(55,877)	(1,447)	(18)	340,485
Additions of €90,020 thousand for the six months ended June 30, 2016, primarily related to externally acquired and internally generated development costs for new models and existing models.
For six months ended June 30, 2016, the Group capitalized borrowing costs of €437 thousand, which are amortized over the useful life of the category of assets to which they relate.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2015	Additions	Disposals	Depreciation	Reclassification to held for sale	Translation differences	Balance at June 30, 2016
	(€ thousand)
Property, plant and equipment	626,130	70,154	(2,001)	(62,224)	(239)	(45)	631,775
Additions of €70,154 thousand for the six months ended June 30, 2016 were mainly comprised of additions to plant, machinery and equipment, advances and assets under construction.

For the six months ended June 30, 2016 the Group capitalized borrowing costs of €239 thousand, which are depreciated over the useful life of the category of assets to which they relate.

At June 30, 2016, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €44,439 thousand (€31,041 thousand at December 31, 2015).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At June 30, 2016	At December 31, 2015
	(€ thousand)
Delta Top Co option	12,016	10,858
Other securities and other financial assets	1,033	978
Total investments and other financial assets	13,049	11,836

17. INVENTORIES

	At June 30, 2016	At December 31, 2015
	(€ thousand)
Raw materials	83,651	75,812
Semi-finished goods	63,167	67,819
Finished goods	167,992	151,805
Total inventories	314,810	295,436
The amount of inventory writedowns recognized as an expense within cost of sales was €1,221 thousand and €1,188 thousand for the six months ended June 30, 2016 and 2015, respectively.

18. CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS

	At June 30, 2016	At December 31, 2015
	(€ thousand)
Receivables from financing activities	708,780	1,173,825
Trade receivables	230,609	158,165
Current tax receivables	10,150	15,369
Other current assets	71,966	46,477
Deposits in FCA Group cash management pools	—	139,172
Total	1,021,505	1,533,008
Receivables from financing activities
Receivables from financing activities are as follows:

	At June 30, 2016	At December 31, 2015
	(€ thousand)
Client financing	681,222	1,115,661
Dealer financing	27,558	27,263
Factoring receivables	—	30,901
Total	708,780	1,173,825
The significant decrease in receivables from financing activities is mainly related to the classification of the portfolio of FFS Gmbh to held for sale. See Note 20 “Assets and liabilities held for sale” for additional details.

Deposits in FCA Group cash management pools
Deposits in FCA Group cash management pools related to the Group’s participation in a group-wide cash management system at FCA Group. Following the Separation on January 3, 2016, these arrangements were terminated and the Group received the cash that was held on deposit. The Group now manages its own liquidity and treasury function on a standalone basis.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At June 30, 2016	At December 31, 2015
	(€ thousand)
Financial derivatives	27,348	5,070
Other financial assets	5,144	3,556
Current financial assets	32,492	8,626

Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives. The following table provides the analysis of derivative assets and liabilities at June 30, 2016 and December 31, 2015.

	At June 30, 2016		At December 31, 2015
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	9,173	(40,105)	1,900	(102,066)
Total cash flow hedges	9,173	(40,105)	1,900	(102,066)
Other foreign exchange derivatives	18,135	(2,065)	3,170	(1,266)
Interest rate cap	40	—	—	—
Other financial assets/(liabilities)	27,348	(42,170)	5,070	(103,332)
Other foreign exchange derivatives relate to foreign currency forwards entered into for hedging purposes that do not qualify for hedge accounting treatment.
20. ASSETS AND LIABILITIES HELD FOR SALE
On May 2, 2016, a memorandum of understanding was signed between Ferrari Financial Services S.p.A. (“FFS S.p.A.”), an indirectly owned subsidiary of Ferrari N.V., and FCA Bank S.p.A. (“FCAB”) for FCAB to acquire a majority stake in Ferrari Financial Services Gmbh (formerly known as Ferrari Financial Services or FFS AG), a wholly owned subsidiary of FFS S.p.A. FFS Gmbh provides retail and leasing financial services in certain European countries. The completion of the transaction is expected in 2016.
Following the signing of the memorandum of understanding, the assets and liabilities of FFS Gmbh have been presented as held for sale. The assets and liabilities of FFS Gmbh represent a disposal group as they will be disposed of as a group in a single transaction, however FFS Gmbh is not a discontinued operation as it does not represent a separate line of business.
The classification of FFS Gmbh’s assets and liabilities as held for sale did not result in any measurement adjustments as the fair value less costs to sell is higher than the carrying amount.
The major classes of assets and liabilities of the FFS Gmbh disposal group are as follows:

(€ thousand)	At June 30, 2016
Assets held for sale
Goodwill	1,997
Intangible assets	1,447
Property, plant and equipment	239
Deferred tax assets	3,714
Receivables from financing activities	461,779
Other current assets	4,467
Cash and cash equivalents	19,877
Total assets of the disposal group	493,520

Liabilities associated with assets held for sale
Deferred tax liabilities	8,494
Other current liabilities	7,639
Total liabilities of the disposal group	16,133
Total net assets of the disposal group	477,387

The FFS Gmbh financial receivables portfolio is funded through intercompany debt that is eliminated on consolidation.

21. EQUITY
Share capital
At June 30, 2016, the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At June 30, 2016, the Company held 5,000,000 common shares and 2,922 special voting shares in treasury.
At December 31, 2015, the fully paid up share capital of the Company was €3,778 thousand, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01. As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as detailed herein), the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements as though it had occurred effective January 1, 2015.
The Company did not issue new common shares or special voting shares in the initial public offering and did not receive any of the proceeds.

The loyalty voting structure

Following the Separation, Exor S.p.A. (“Exor”) and Piero Ferrari participate in our loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves

Retained earnings and other reserves includes:

•
the share premium reserve of €5,888,529 thousand at June 30, 2016 (€5,975,434 thousand at December 31, 2015). The share premium reserve originated from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015 and received in 2016. As explained below, the movement in the six months ended June 30, 2016 relates to a cash distribution which was made from this reserve;

•	the legal reserve of €5 thousand at June 30, 2016 and at December 31, 2015, determined in accordance with Dutch law.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €86,905 thousand. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ thousand)
(Losses)/gains on cash flow hedging instruments arising during the period	(16,119)	46,927	11,016	(141,259)
Losses on cash flow hedging instruments reclassified to the consolidated income statement	18,220	39,878	51,491	91,637
Gains/(losses) on cash flow hedging instruments	2,101	86,805	62,507	(49,622)
Exchange differences on translating foreign operations arising during the period	5,033	(10,971)	(145)	13,765
Total items that may be reclassified to the consolidated income statement in subsequent periods	7,134	75,834	62,362	(35,857)
Total other comprehensive income/(loss)	7,134	75,834	62,362	(35,857)
Related tax impact	(660)	(27,257)	(19,611)	15,561
Total other comprehensive income/(loss), net of tax	6,474	48,577	42,751	(20,296)
Gains on cash flow hedging instruments arising during the six months ended June 30, 2016 and losses arising during the six months ended June 30, 2015 relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effect relating to other comprehensive income/(loss) are as follows:

	For the six months ended June 30,
	2016			2015
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ thousand)
Gains/(losses) on cash flow hedging instruments	62,507	(19,611)	42,896	(49,622)	15,561	(34,061)
Exchange (losses)/gains on translating foreign operations	(145)	—	(145)	13,765	—	13,765
Total other comprehensive income/(loss)	62,362	(19,611)	42,751	(35,857)	15,561	(20,296)

22. PROVISIONS
The Group’s provisions are as follows:

	At June 30, 2016	At December 31, 2015
	(€ thousand)
Warranty and recall campaigns provision	90,049	76,312
Legal proceedings and disputes	45,714	44,977
Other risks	19,139	20,558
Total provisions	154,902	141,847
The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.

Movements in provisions are as follows:

	Balance at December 31, 2015	Additional provisions	Utilization	Translation differences	Balance at June 30, 2016
	(€ thousand)
Warranty and recall campaigns provision	76,312	20,474	(6,711)	(26)	90,049
Legal proceedings and disputes	44,977	1,409	(672)	—	45,714
Other risks	20,558	2,919	(4,091)	(247)	19,139
Total provisions	141,847	24,802	(11,474)	(273)	154,902
Warranty and recall campaigns provision includes €10 million that is recorded within cost of sales for the estimated charges for Takata airbag inflator recalls. See Note 29 “Contingencies” for additional details.

23. DEBT

	Balance at December 31, 2015	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at June 30, 2016
	(€ thousand)
Borrowings from banks	2,245,144	7,267	(513,423)	2,442	(5,915)	1,735,515
Bond	—	490,729	—	2,553	—	493,282
Securitization	—	253,272	(29,139)	—	1,158	225,291
Other debt	11,459	33,125	(15,864)	48	(36)	28,732
Financial liabilities with FCA	3,787	—	(3,743)	—	(44)	—
Total debt	2,260,390	784,393	(562,169)	5,043	(4,837)	2,482,820
Borrowings from banks
The Group’s borrowings from banks are as follows:

	At June 30, 2016	At December 31, 2015
	(€ thousand)
Term Loan	1,494,751	1,495,725
Bridge Loan	—	498,987
Other borrowings from banks	240,764	250,432
Total	1,735,515	2,245,144

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc.

In March 2016 the Bridge Loan was subsequently fully repaid using primarily the proceeds from the bond (see “Bond” below), whilst the Term Loan remained fully drawn down at June 30, 2016.

At June 30, 2016 and at December 31, 2015 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of Ferrari Financial Services Inc to support the financial services operations and in particular (i) a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread of 110 basis points, that was renewed in January 2016 for a further 18 months; (ii) a $100 million U.S. Dollar denominated term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other borrowings from banks also include €20 million relating to various short and medium-term credit facilities.

Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds together with additional cash held by the Company, were used to fully repay the €500,000 thousand Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange.

Securitization

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 75 basis points.
At June 30, 2016, the liability under the securitization program amounted to $250 million (€225 million).
The securitization agreement requires the maintenance of an interest rate cap at 1.9 percent. At June 30, 2016, the fair value of the interest rate cap amounted to $45 thousand (€40 thousand) and is recorded within current financial assets.
Other debt

Other debt mainly relates to Ferrari S.p.A..

Financial liabilities with FCA Group

Financial liabilities with FCA Group were fully settled upon completion of the Separation on January 3, 2016 (€3,787 thousand at December 31, 2015).

24. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At June 30, 2016	At December 31, 2015
	(€ thousand)
Deferred income	381,897	268,452
Advances and security deposits	141,297	194,364
Accrued expenses	84,022	76,514
Payables to personnel	22,103	17,145
Social security payables	13,697	18,950
Other	55,346	79,359
Total other liabilities	698,362	654,784
Deferred income primarily includes amounts received under the scheduled maintenance program of €146,176 thousand at June 30, 2016 and €135,957 thousand at December 31, 2015, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at June 30, 2016 and at December 31, 2015 primarily include advances received from clients for the purchase of special series, limited edition and supercars. Upon shipment of such cars, the advances are recognized as revenue, and as such, the decrease is primarily related to the shipments of special series, limited edition and supercars in the six months ended June 30, 2016, partially offset by advances received for the open-top LaFerrari.
The classification ‘Other’ within other liabilities at June 30, 2016 includes €6,669 thousand (€18,308 thousand at December 31, 2015) related to dividends payable to the non-controlling interest in Ferrari International Cars Trading (Shanghai) Co. Ltd.

25. TRADE PAYABLES
Trade payables of €574,390 thousand at June 30, 2016 (€507,499 thousand at December 31, 2015) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2016 and at December 31, 2015:

		At June 30, 2016
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		585,292	—	—	585,292
Investments and other financial assets - Delta Top Co option	16	—	—	12,016	12,016
Current financial assets	19	—	27,348	—	27,348
Total assets		585,292	27,348	12,016	624,656
Other financial liabilities	19	—	42,170	—	42,170
Total liabilities		—	42,170	—	42,170

		At December 31, 2015
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		182,753	—	—	182,753
Investments and other financial assets - Delta Top Co option	16	—	—	10,858	10,858
Current financial assets	19	—	5,070	—	5,070
Total assets		182,753	5,070	10,858	198,681
Other financial liabilities	19	—	103,332	—	103,332
Total liabilities		—	103,332	—	103,332
There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts, currency swaps and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

The following table presents the changes in fair value of the Delta Top Co option (the only asset categorized in level 3) from December 31, 2015 to June 30, 2016.

Investments and other financial assets - Delta Top Co option
(€ thousand)
At December 31, 2015	10,858
Gains recognized in consolidated income statement	1,158
At June 30, 2016	12,016
Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At June 30, 2016		At December 31, 2015
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Deposits in FCA Group cash management pools	18	—	—	139,172	139,172
Receivables from financing activities	18	708,780	708,780	1,173,825	1,173,825
Total		708,780	708,780	1,312,997	1,312,997

Debt	23	2,482,820	2,488,115	2,260,390	2,259,878
27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, and unconsolidated subsidiaries of the Group. In addition, members of the Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”), which is controlled by the FCA Group;

•	the purchase of engine components for use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•	the purchase of automotive lighting and components from Magneti Marelli S.p.A. and Automotive Lighting Italia S.p.A. (which form part of “Magneti Marelli”), which is controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars.

Prior to the Separation, the Group also had the following financial transactions with the FCA Group:

•
the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

•	certain Ferrari financing companies obtained financing from FCA Group companies. Financial liabilities with FCA Group companies at December 31, 2015 related to the amounts owed under such facilities.

•
Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represented the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps.

Following the Separation, these arrangements were terminated and the Group manages its liquidity and treasury function on a standalone basis.
Transactions with Exor Group companies

•	the Group earns sponsorship revenue from Iveco S.p.A.;

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team.
Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari; and

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International and Ferretti S.p.A.;

•	sale of cars to Lancaster Motor Company Ltd;

•	sale of cars to certain members of the Board of Directors of Ferrari S.p.A. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation to Directors, Statutory Auditors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the six months ended June 30,
	2016			2015
	Net revenues	(Income) / cost (1)	Financial income/ (expenses)	Net revenues	(Income) / cost (1)	Financial income/ (expenses)
	(€ thousand)
FCA Group companies
Maserati	79,093	541	—	103,054	450	—
FCA US LLC	—	15,916	—	—	14,578	—
Magneti Marelli	902	14,822	—	960	14,419	—
Other FCA Group companies	3,065	4,591	(205)	3,990	43,793	(7,447)
Total FCA Group companies	83,060	35,870	(205)	108,004	73,240	(7,447)

Exor Group companies (excluding the FCA Group)
Exor Group companies	100	115	—	208	172	—

Other related parties
COXA S.p.A.	68	3,968	—	111	4,846	—
HPE S.r.l.	—	2,478	—	—	1,201	—
Other related parties	6,447	—	—	—	—	—
Total other related parties	6,515	6,446	—	111	6,047	—
Total transactions with related parties	89,675	42,431	(205)	108,323	79,459	(7,447)
Total for the Group	1,486,064	913,643	(13,974)	1,386,737	877,626	(5,962)
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income).

Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2016				At December 31, 2015
	Trade receivables	Trade payables	Other current assets (1)	Other liabilities (2)	Trade receivables	Trade payables	Other current assets (1)	Other liabilities (2)
	(€ thousand)
FCA Group companies
Maserati	46,617	3,538	—	33,990	40,362	4,884	—	34,924
FCA US LLC	594	9,670	—	—	501	4,248	—	—
Magneti Marelli	1,676	5,209	—	—	1,007	6,169	—	—
Other FCA Group companies	1,524	10,816	3,668	123,282	377	5,399	3,668	122,743
Total FCA Group companies	50,411	29,233	3,668	157,272	42,247	20,700	3,668	157,667

Exor Group companies (excluding the FCA Group)
Exor Group companies	102	89	—	—	2	40	—	—

Other related parties
COXA S.p.A.	—	1,140	—	—	—	1,434	—	—
HPE S.r.l.	—	344	—	—	—	1,609	—	—
Other related parties	1,214	—	—	90	3,670	—	—	2,767
Total other related parties	1,214	1,484	—	90	3,670	3,043	—	2,767
Total transactions with related parties	51,727	30,806	3,668	157,362	45,919	23,783	3,668	160,434
Total for the Group	230,609	574,390	82,116	842,973	158,165	507,499	61,846	780,016
______________________________
(1)    Other current assets include other current assets and current tax receivables.
(2)    Other liabilities include other liabilities and current tax payables.

Financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2016				At December 31, 2015
	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt
	(€ thousand)
Other FCA Group companies	—	—	—	—	139,172	—	1,188	3,787
Total transactions with related parties	—	—	—	—	139,172	—	1,188	3,787
Total for the Group	—	708,780	32,492	2,482,820	139,172	1,173,825	8,626	2,260,390

28. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2016 and 2015:

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(€ thousand)
Italy	89,807	61,257	136,334	115,794
Other EMEA	322,944	306,858	663,359	591,055
Americas (1)	228,841	258,202	390,191	436,333
Greater China (2)	83,129	54,398	150,033	101,163
Rest of APAC (3)	85,890	85,074	146,147	142,392
Total net revenues	810,611	765,789	1,486,064	1,386,737
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Greater China includes China, Hong Kong and Taiwan.
(3)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

29. CONTINGENCIES
Takata airbag inflator recalls

On May 4, 2016, the United States National Highway Traffic Safety Administration (“NHTSA”) published an amendment (the “Amendment”) to the November 3, 2015 Takata Consent Order regarding Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”), expanding the scope of a prior recall under the Takata Consent Order. The recall is industry wide and replacement parts are limited as Takata is the single supplier.
In compliance with the Amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a defect information report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators, including those sold by Takata to Ferrari, defective.
Ferrari is not aware of any confirmed incidents, warranty claims or consumer complaints relating to such airbag inflators mounted in its cars or that the airbag inflators are not performing as designed. Ferrari was not impacted by the previous Takata Consent Order. However, as a result of the Amendment issued by NHTSA and the DIR issued by Takata, Ferrari has initiated a global recall relating to certain cars produced between 2008 and 2011.
In relation to such recall, Ferrari recognized €10 million within cost of sales as warranty and recall campaigns provision for the estimated charges for Takata airbag inflator recalls due to uncertainty of recoverability of the costs from Takata.
Ferrari is currently performing testing to substantiate whether a defect exists that presents an unreasonable risk to safety. Sufficient information is not currently available to conclude that additional recalls are probable for cars produced after 2011. Due to the nature and current status of the assessments, it is not practicable to provide an estimate of the potential financial effects should the recall campaign be extended to cars produced beyond 2011. As additional information, data and analysis becomes available and Ferrari continues discussions with regulators, Ferrari’s assessment could change or the recall could be expanded, which could result in future obligations that have not been recognized at the date of these financial statements. Any liability for future recalls would be recognized in the period in which a recall becomes probable and the related costs can be measured with sufficient reliability.

30. SUBSEQUENT EVENTS
The Group evaluated subsequent events through August [5], 2016, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On July 7, 2016 the Company and Luxottica Group announced the signing of a sponsorship agreement for the Ray-Ban brand to appear on the SF16-H Formula One cars.

On July 27, 2016 the Company announced that James Allison would be leaving Scuderia Ferrari after three years of service. Mattia Binotto will take the role of Chief Technical Officer at Scuderia Ferrari.

Responsibility statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Consolidated Financial Statements and Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 5, 2016

The Board of Directors
Sergio Marchionne
John Elkann
Piero Ferrari
Delphine Arnault
Louis C. Camilleri
Giuseppina Capaldo
Eduardo H. Cue
Sergio Duca
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon